(d)(16)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2016

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:          Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement, Directed Services, LLC (“DSL”), the adviser to VY® Columbia Contrarian Core Portfolio (the “Portfolio”), agrees that, from May 1, 2016  through May 1, 2017, DSL shall waive all or a portion of its management fee and/or reimburse expenses to limit ordinary operating expenses, excluding interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation, other expenses not incurred in the ordinary course of the Portfolio’s business, and expenses of any counsel or other persons or services retained by the Portfolio’s directors who are not “interested persons,” as that term is defined in the 1940 Act, in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

	Maximum Operating Expense Ratios (as a percentage of average net assets)
Name of Portfolio	Adviser Class	Initial Class	Class R6	Service Class	Service 2 Class
VY® Columbia Contrarian Core Portfolio	1.24%	0.74%	0.74%	0.99%	1.14%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2016 through May 1, 2017.  DSL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.